UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IOWORLDMEDIA, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46262V107
(CUSIP Number)

September 2, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	46262V107
1. NAMES OF REPORTING PERSONS McAdoo Capital, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐(a) ☐(b)
3. SEC Use Only
4. Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0
	6. Shared Voting Power	32,718,364
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	32,718,364
9. Aggregate Amount Beneficially Owned by Each Reporting Person		32,718,364
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		13.7%
12. Type of Reporting Person (See Instructions)		CO

SCHEDULE 13G

CUSIP No.	46262V107
1. NAMES OF REPORTING PERSONS Zanett Opportunity Fund, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐(a) ☐(b)
3. SEC Use Only
4. Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0
	6. Shared Voting Power	32,718,364
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	32,718,364
9. Aggregate Amount Beneficially Owned by Each Reporting Person		32,718,364
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		13.7%
12. Type of Reporting Person (See Instructions)		CO

SCHEDULE 13G

CUSIP No.	46262V107
1. NAMES OF REPORTING PERSONS Zachary McAdoo
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐(a) ☐(b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	10,500,000
	6. Shared Voting Power	32,718,364
	7. Sole Dispositive Power	10,500,000
	8. Shared Dispositive Power	43,218,364
9. Aggregate Amount Beneficially Owned by Each Reporting Person		32,718,364
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		18.2%
12. Type of Reporting Person (See Instructions)		IN

Item 1.

	(a)	Name of Issuer:

ioWorldMedia, Incorporated

	(b)	Address of Issuer’s Principal Executive Offices:

5025 West Lemon Street, Suite 200, Tampa, Florida 33609

Item 2.

	(a)	Name of Person Filing:

McAdoo Capital, Inc.
Zanett Opportunity Fund, Ltd.
Zachary McAdoo

	(b)	Address of Principal Business Office or, if none, Residence:

For McAdoo Capital, Inc. and Zachary McAdoo:

635 Madison Avenue, 15th Floor
New York, NY 10022

For Zanett Opportunity Fund, Ltd.:

c/o Appleby Spurling
Canon’s Court
22 Victoria Street
P.O. Box HM 1179
Hamilton, Bermuda HM 1179

	(c)	Citizenship:

McAdoo Capital, Inc. – New York
Zanett Opportunity Fund, Ltd. – Bermuda
Zachary McAdoo – United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

	(e)	CUSIP Number:

46262V107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Zanett Opportunity Fund, Ltd., a Bermuda corporation (the “Fund”), beneficially owns 32,718,364 shares of Common Stock.  The aggregate amount of Common Stock beneficially owned by the Fund and reported in this statement excludes 49,504,950 shares of Common Stock issuable upon the conversion of 1,000,000 shares of preferred stock of ioWorldMedia, Incorporated (the “Preferred Stock”) held by the Fund.  Pursuant to an agreement among all of the holders of the Preferred Stock and ioWorldMedia, Incorporated, the Fund has no right to convert its shares of Preferred Stock if such conversion would cause the number of shares of Common Stock to exceed the figure that is 50,000,000 less than the number of shares of Common Stock authorized for issuance under ioWorldMedia, Incorporated’s Articles of Incorporation.  Such agreement also provides that ioWorldMedia, Incorporated will use its best efforts to increase the authorized number of shares of its Common Stock to accommodate conversion upon request of the holders of Preferred Stock.  As of the date of this report, the Fund’s shares of Preferred Stock may not be converted due to this restriction.

The aggregate amount of Common Stock beneficially owned by the Fund and reported in this statement also excludes shares of Common Stock issuable upon the conversion of a 10% Convertible Debenture held by the Fund in the principal amount of $150,000 (the “Convertible Debenture”).  The principal amount of the Convertible Debenture accrues interest at the rate of 10% per annum.  The terms of the Convertible Debenture provide that the entire principal amount thereof, together with accrued interest, shall automatically convert into shares of Common Stock at a conversion price of $0.0122 per share upon the amendment of the issuer’s Articles of Incorporation to allow for the issuance of such shares.

McAdoo Capital, Inc. (“McAdoo Capital”) exercises investment discretion over securities held by the Fund, including the shares of Common Stock held by the Fund, the shares of Preferred Stock and the Convertible Debenture.  Zachary McAdoo exercises investment discretion over securities beneficially owned by McAdoo Capital by virtue of his position as President, in addition to the 10,500,000 shares of Common Stock Mr. McAdoo owns directly.  This report shall not be construed as an admission that McAdoo Capital of Mr. McAdoo is the beneficial owner of the issuer’s securities held by the Fund for any purposes.

(b)           Percent of class:

The Fund is the beneficial owner of 13.7% of the issuer’s Common Stock, exclusive of shares of Common Stock issuable to the Fund upon the conversion of the Preferred Stock and the Convertible Debenture, based on 238,050,660 shares of the issuer’s common stock issued and outstanding as of August 12, 2013.  Due to its investment discretion over the shares the Fund beneficially owns, McAdoo Capital may be deemed to be the beneficial owner of 13.7% of the issuer’s Common Stock, and Zachary McAdoo may be deemed to be the beneficial owner of 18.2% of the issuer’s Common Stock based on his ownership of 10,500,000 shares of Common Stock directly and his position as President of McAdoo Capital.

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the attached responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the attached responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the attached responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the attached responses to Item 8 on the attached cover pages.

Item 5.           Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

    Investors in the Fund described in Item 4 above have the right to receive dividends from, or the proceeds from the sale of, the securities held by the Fund.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    Not applicable.

Item 8.           Identification and Classification of Members of the Group.

    Not applicable.

Item 9.           Notice of Dissolution of Group.

    Not applicable.

Item 10.        Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held   in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2013	MCADOO CAPITAL, INC.

	By:	/s/ Zachary McAdoo
	Name:	Zachary McAdoo
	Title:	President

Dated: September 18, 2013	ZANETT OPPORTUNITY FUND, LTD.

	By:	MCADOO CAPITAL, INC., its
investment manager

	By:	/s/ Zachary McAdoo
	Name:	Zachary McAdoo
	Title:	President

Dated: September 18, 2013		/s/ Zachary McAdoo
Zachary McAdoo